# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEMENTOS PACASMAYO SAA, CIK 0001221029
CUSIP: 15126Q109
Title of class of securities: Common Shares, par value S/1.00 per share
Address of issuer's principal executive offices: Calle La Colonia 150, Urbanizacion El Vivero Surco, Lima, Peru (R5), 00000
Date of event which requires filing of this statement: 06/15/2026
Amends the filing with accession number 0001104659-26-039944
Filed by CIK 0002016373
Persons authorized to receive notices and communications: Paul K. Humphreys, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007, (212) 277-4000; Michael A. Levitt, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007, (212) 277-4000; Jeremy Barr, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- Inversiones ASPI S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Peru (R5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 211,985,547; shared voting power 0; sole dispositive power 211,985,547; shared dispositive power 0; aggregate amount beneficially owned 211,985,547 (50.01% of the class)
  Comment: All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 423,868,449 common shares, par value S/1.00 per share (the "Common Shares"), of Cementos Pacasmayo S.A.A., a publicly held corporation (sociedad anonima abierta) organized under the laws of Peru (the "Company"), outstanding as of June 16, 2026, as disclosed on the Company's website on such date.
- Holcim Ltd. (CIK 0002016373): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 211,985,547; shared voting power 0; sole dispositive power 211,985,547; shared dispositive power 0; aggregate amount beneficially owned 211,985,547 (50.01% of the class)
  Comment: All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 423,868,449 Common Shares of the Company outstanding as of June 16, 2026, as disclosed on the Company's website on such date.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value S/1.00 per share
Name of issuer: CEMENTOS PACASMAYO SAA
Address of issuer's principal executive offices: Calle La Colonia 150, Urbanizacion El Vivero Surco, Lima, Peru (R5), 00000
Comment: This Amendment No. 1 ("Amendment No. 1") supplements and amends the Schedule 13D filed on April 4, 2026 (the "Original Schedule 13D") which relates to the Common Shares of the Company. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following sentence to the end of the third paragraph under the heading "Share Purchase Agreement":

On June 15, 2026, Holcim's Executive Committee determined that the Public Tender Offer would be made for any and all of the issued and outstanding Common Shares.

## Signatures
- Inversiones ASPI S.A.: /s/ Sara Jimenez Fandino, Sara Jimenez Fandino / Holcim Regional General Counsel Latam (06/17/2026)
- Inversiones ASPI S.A.: /s/ Norberto German Ledea, Norberto German Ledea/Holcim Peru Country CEO (06/17/2026)
- Holcim Ltd.: /s/ Grant Earnshaw, Grant Earnshaw / Region Head West Europe (06/17/2026)
- Holcim Ltd.: /s/ Lukas Studer, Lukas Studer / Group General Counsel (06/17/2026)